 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FIRST QUARTER 2017

FINANCIAL AND OPERATING RESULTS, INCREASED 2017 GUIDANCE AND INCREASED CREDIT FACILITIES

CALGARY, ALBERTA (May 10, 2017) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the first quarter ended March 31, 2017. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three months ended March 31, 2017 and 2016. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FIRST QUARTER 2017 HIGHLIGHTS

	Three months ended March 31,
	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	8,258	10,333
Per basic share (1)	$0.03	$0.05
Per diluted share (1)	$0.03	$0.05
Funds flow from operations (2)	14,891	12,876
Per basic share (1)	$0.06	$0.07
Per diluted share (1)	$0.05	$0.07
Net profit	13,049	19,347
Per basic share (1)	$0.05	$0.10
Per diluted share (1)	$0.05	$0.10
Capital - exploration and development	43,978	29,018
Facilities to be transferred	5,611	-
Capital - corporate assets	216	31
Property acquisitions	-	3
Capital expenditures - cash	49,805	29,052
Property dispositions - cash (3)	-	(125)
Total net capital expenditures - cash	49,805	28,927
Other non-cash capital items	1,414	1,944
Total capital expenditures - net (4)	51,219	30,871
Bank debt	41,466	358,671
Senior Notes	322,845	311,736
Convertible Debentures (liability component)	37,889	-
Adjusted working capital deficiency (2)	33,177	43,356
Total net debt (2)	435,377	713,763
Total assets	1,486,133	1,707,882
Total shareholders’ equity	877,502	830,662

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SELECTED OPERATING RESULTS		Three months ended March 31,
		2017	2016
Total revenue (4)		66,024	55,158
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	8,631	10,558
Natural gas	(mcf/d)	156,715	167,455
Total oil equivalent	(boe/d) (5)	34,750	38,467
Average realized prices
Crude oil and condensate	($/bbl)	67.30	39.33
Crude oil and condensate (including risk management (6))	($/bbl)	67.30	39.07
NGLs (excluding condensate)	($/bbl)	18.18	10.35
Crude oil, condensate and NGLs	($/bbl)	31.71	21.28
Natural gas	($/mcf)	2.87	1.99
Natural gas (including risk management (6))	($/mcf)	3.09	2.41
Total oil equivalent	($/boe) (5)	20.83	14.52
Total oil equivalent (including risk management (6))	($/boe) (5)	21.81	16.30

Net wells drilled		10.6	5.7
Selected Key Operating Statistics
Operating netback (4)	($/boe) (5)	8.35	6.50
Operating netback (4) (including risk management (6))	($/boe) (5)	9.34	8.28
Transportation expense	($/boe) (5)	1.03	0.92
Production expense	($/boe) (5)	9.37	7.37
General & administrative expense	($/boe) (5)	1.93	1.29
Royalties as a % of sales (after transportation)		12%	7%
COMMON SHARES
Common shares outstanding (7)		246,585,828	191,963,910
Weighted average shares (1)		246,585,828	191,960,910
SHARE TRADING STATISTICS
TSX and Other (8)
(CDN$, except volumes) based on intra-day trading
High		1.37	1.99
Low		0.97	1.11
Close		1.05	1.32
Average daily volume		963,930	2,043,542
NYSE
(US$, except volumes) based on intra-day trading
High		1.03	1.48
Low		0.73	0.75
Close		0.79	1.01
Average daily volume		505,010	2,013,177

(1) Basic weighted average shares for the three months ended March 31, 2017 were 246,585,828 (2016: 191,963,910).

In computing weighted average diluted profit per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months ended March 31, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of 30,864,200 (2016: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three month periods resulting in diluted weighted average common shares of 277,450,028 (2016: 191,963,910).

(2) The terms “funds flow from operations”, “funds flow from operations per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.

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(3) Property dispositions - cash does not include transaction costs.

(4) The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

(5) A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(6) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(7) Fully diluted common shares outstanding for the three months ended March 31, 2017 were 287,760,127 (2016: 203,515,245). This includes 10,310,099 (2016: 11,551,335) of share options outstanding and 30,864,200 (2016: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $1.62 per share.

(8) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Execution of our strategic three year development plan previously announced in January 2017 began in earnest during the first quarter of 2017, marking the resumption of Bellatrix’s long term profitable growth. The Company delivered on its objectives, exceeding the previously set full year 2017 production guidance target and providing clear line of sight to deliver +/-15% compound annual growth in production volumes over the next three years. First quarter 2017 performance included the following operational and financial achievements:

•	Production volumes of 34,750 boe/d represented average volume growth of 9% compared with the previous quarter
•	Funds flow from operations of $14.9 million grew 77% compared with the previous quarter
•	Production expenditures of $9.37/boe were reduced by $1.20/boe or 11% from the previous quarter

Bellatrix has built a strong and sustainable business anchored by three pillars that provide the foundation for long term profitable growth: 1) high quality assets and acreage, 2) infrastructure ownership and control and 3) takeaway capacity and market egress.

High quality assets & acreage

Bellatrix is positioned to accelerate profitable growth of our large asset base as evidenced by our first quarter 2017 operational performance. The core foundational assets for the Company reside in a proven area of the Deep Basin in west central Alberta, known for its exceptional geologic and hydrocarbon bearing characteristics. Bellatrix maintains a dominant core acreage position along the Deep Basin fairway with decades of development ready opportunities anchored by our large inventory of net identified Spirit River and Cardium well locations and the Company retains significant torque to a higher crude oil price environment through its Cardium position.

The Spirit River liquids rich natural gas play represents one of North America’s lowest supply cost natural gas plays and delivers strong rates of return at current natural gas prices. Rate of return expectations for the Spirit River continue to rank among the highest within our portfolio of investment opportunities thereby attracting the majority of anticipated capital investment in 2017. Bellatrix has proven itself as a premier operator within the Spirit River play, consistently delivering industry leading well productivity results which drive strong rates of return for every capital dollar invested. To that end, the first two wells completed in early February of Bellatrix’s 2017 Spirit River program ranked as two of the best wells in Alberta during the month, followed by the remaining first quarter program wells being completed and placed on stream at or above internal expectations. Our top tier acreage position and material running room provide a key long term competitive advantage for the Company.

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Infrastructure ownership and control

Infrastructure ownership, operatorship and control creates significant barriers to competition within our core area thus ensuring operational flexibility and reliability to profitably process our production volumes and extract maximum value from each product stream. Since 2013, Bellatrix has invested approximately $350 million in strategic infrastructure assets within its core west central Alberta area providing above ground control of the region and creating significant barriers to industry competition. The capital build out for our long term growth strategy is nearly complete with investment in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), ownership in two other major natural gas processing plants, operatorship and control of nine major compressor stations, and direct operatorship in over 1,000 kilometres of strategic gathering systems and pipelines. Bellatrix’s historic investment in key strategic infrastructure and facilities provide the processing capacity and capability to grow net Company production volumes beyond 60,000 boe/d, with minimal future facility related capital. With the proportion of capital to facilities projects expected to materially reduce in 2018 and beyond, Bellatrix anticipates directing incremental capital directly to the drill bit, thereby enhancing already industry leading corporate capital efficiency metrics.

Takeaway capacity and market egress

The third pillar that provides a key competitive advantage and underpins the Company’s long term profitable growth profile is ensuring ample takeaway capacity and market egress for our production volumes. Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast production, currently representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system. With excess FT relative to current production levels, Bellatrix is well positioned to deliver volumes with minimal impacts during periods of system curtailments. Bellatrix previously negotiated additional FT capacity to facilitate increased growth volumes from Phase 2 of its Alder Flats Plant which provides additional strategic long term value for the Company. Bellatrix also maintains firm service contracts through a number of third party processing plants in its greater core Ferrier region to ensure unfettered delivery capability for current and planned production growth, with staggered contract maturity dates to align with the in-service date of Phase 2 of the Alder Flats Plant. Finally, Bellatrix has secured fractionation capacity for its natural gas liquids (“NGL”) volumes by way of long term agreements providing 100% coverage for current and forecast NGL volumes from both Phase 1 and Phase 2 of its Alder Flats Plant. The foresight to obtain and control firm transportation along the main transmission system for not only current but also forecast growth volumes provides a key competitive long term advantage for the Company.

ENHANCED OUR ALREADY STRONG RISK MANAGEMENT POSITION

Bellatrix continued to protect its long term strategic plan by adding to its already strong risk management position during the first quarter of 2017. Bellatrix maintains approximately 64% of forecast gross natural gas volumes in 2017 hedged at an average fixed price of approximately $3.36/mcf (based on the mid-point of the updated 2017 average gross production guidance of 34,500 boe/d; 76% natural gas weighted). In addition, the Company has in place material risk management protection in 2018 with a total of 65.6 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.08/mcf; this represents approximately 42% of volumes compared to the mid-point of the updated 2017 full year average guidance. Strong propane prices in the first quarter of 2017 provided an attractive opportunity for Bellatrix to hedge 1,500 bbl/d of propane volumes at an average price of 51% of WTI light oil prices from February through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages. Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

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STRONG OPERATIONAL PERFORMANCE ACHIEVED IN THE FIRST QUARTER OF 2017

Bellatrix delivered strong operational performance through the first quarter of 2017. First quarter average production of 34,750 boe/d (75% natural gas weighted) surpassed the Company’s 2017 prior average annual guidance (mid-point) estimate of 33,500 boe/d. With first quarter objectives solidly met, Bellatrix remains favourably positioned to deliver strong results through 2017 with second quarter production levels currently exceeding management expectations. With strong operational performance and momentum, Bellatrix is increasing its 2017 production guidance target as discussed in the Outlook section of this release.

Our focus on operational execution and delivery of our three year growth strategy was evident by the strong results achieved during the first quarter of 2017. Bellatrix participated in 13 gross (10.6 net) wells in the first quarter which included 8 gross (7.6 net) operated Spirit River wells, 2 gross (2.0 net) operated Cardium wells and also 3 gross (1.0 net) non-operated wells in the Spirit River and Ellerslie formations. Of the ten gross operated wells drilled during the first quarter, eight were brought on-stream during the first three months of the year, with the remaining operated Spirit River well subsequently brought on-stream in early April, and the one remaining Cardium operated well drilled and planned for completion and on-stream delivery in the third quarter of 2017.

Bellatrix completed its planned first quarter capital program with exploration and development expenditures of $44.0 million and an unchanged expectation to spend approximately half of the full year’s net capital expenditure budget of $105 million within the first six months of the year.

First quarter production expenses averaged $9.37/boe, representing a marked reduction of $1.20/boe from the $10.57/boe production expenditure level in the fourth quarter of 2016. First quarter production expenditure levels and anticipated production and expense levels position Bellatrix to maintain its full year average production expenditure guidance of approximately $9.00/boe. Previously set year 2017 guidance expectations refer to Bellatrix’s guidance as announced on January 5, 2017; updated guidance metrics are included in the forward guidance section of this press release.

First Quarter 2017 Actual Performance versus Previously Set 2017 Annual Guidance

	First Quarter 2017 Results	Previously Set 2017 Annual Guidance	Actual Versus Guidance
Average daily production (boe/d)	34,750	33,500	+4%
Average product mix
Crude oil, condensate and NGLs (%)	25	24	+1%
Natural gas (%)	75	76	-1%
Net capital spending ($ millions) (1)	44	105	n/a
Expenses ($/boe)
Production	9.37	9.00	+4%

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities to be transferred.

(2) Production expenses before net processing revenue/fees.

OPERATIONAL UPDATE

With the conclusion of all joint venture drilling in 2016, Bellatrix has demonstrated the flexibility in 2017 to balance infill development drilling and expanded core area development. The Company remains focused on growing production, adding reserves, and increasing our inventory of development drilling locations. Bellatrix’s working interest in operated wells drilled in the first quarter of 2017 averaged 96%. Well results from the first quarter program continue to meet and exceed management expectations. To that end, Bellatrix is pleased to provide enhanced transparency for its operated 2017 development program results including the:

•	100/1-30-44-09W5 Spirit River (100% working interest) well IP85: 14.5 MMcf/d
•	102/1-6-45-09W5 Spirit River (100% working interest) well IP50: 10.6 MMcf/d
•	102/1-19-44-09W5 Spirit River (67% working interest) well IP70: 12.1 MMcf/d

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•	102/16-30-44-09W5 Spirit River (100% working interest) well IP50: 11.3 MMcf/d
•	100/4-06-45-09W5 Spirit River (100% working interest) well IP35: 10.0 MMcf/d
•	102/16-11-45-07W5 Spirit River (100% working interest) well IP20: 8.6 MMcf/d
•	100/3-6-45-09W5 Spirit River (100% working interest) well IP30: 9.9 MMcf/d
•	100/5-19-43-09W5 Spirit River (92% working interest) well IP20: 5.9 MMcf/d
•	100/1-30-45-08W5 Cardium (100% working interest) well IP55: 550 boe/d

Bellatrix completed the majority of its first half program in the first three months of the year (in advance of the seasonal spring break-up period) with exploration and development capital expenditures invested during the first quarter of $44.0 million. The Company’s capital expenditure plans remain on target and in line with previously stated guidance levels for $105 million in 2017 with approximately 50% of capital expenditures to be invested within the first half of the year.

ALDER FLATS PHASE 2 EXPANSION NEARING COMPLETION WHICH REPRESENTS THE FINAL STAGE OF THE COMPANY’S LONG TERM STRATEGIC INFRASTRUCTURE BUILD-OUT

The Alder Flats Plant represents a highly strategic asset for the Company as we continue to execute on our three year development plan to profitably grow production, expand netbacks and grow cash flow. Phase 1 of the Alder Flats Plant has been on-stream for 21 continuous months delivering an average 96% capacity utilization rate over that period and firmly establishing the Bellatrix Alder Flats Plant as the most efficient plant in our greater west central Alberta core area.

The Phase 2 expansion project, which will more than double gross throughput capacity at the plant to 230 MMcf/d (from 110 MMcf/d currently) remains on time and on budget for completion in the second quarter of 2018. The Plant expansion is anticipated to drive improved revenue generation through additional higher margin NGL extraction, and provide further reductions to corporate operating costs, driving expanded corporate profit margins and cash flow. Fabrication of all major equipment for Phase 2 is complete including compressors and propane bullets. Fabrication and packaging of other material equipment including the condensate stabilizer, production tanks, heat medium package, and electrical equipment continues to progress according to plan and is expected to arrive on site for installation over the next several quarters. Site construction activity will recommence late in the second quarter with scheduled pile driving activity anticipated to begin in June. Major equipment will begin being delivered to site, with installation activities and mechanical work planned to begin in the third quarter of 2017.

Bellatrix’s investment in strategic infrastructure assets within the greater Ferrier and Willesden Green areas of west central Alberta provide the above ground control of the region and create significant barriers to industry competition. The capital build out for our long term growth strategy is nearly complete given prior period investment in the Alder Flats Plant, major compressor stations, and strategic gathering systems and pipelines. Bellatrix forecasts net capital expenditures of approximately $13 million in 2017 and $3 million in 2018 (excluding received partner prepayment) required to complete Phase 2 of the Alder Flats Plant which will solidify our infrastructure control, and provide the facilities and processing capacity to grow net production volumes beyond 60,000 boe/d, with minimal future facility related capital.

Completion of Phase 2 of the Alder Flats Plant, which will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, is expected to deliver a favourable step change reduction in operating costs down by approximately $1.00/boe relative to current full year 2017 average production expense guidance.

INDUSTRY LEADING WELL RESULTS AND CONTINUED CAPITAL COST SUPPRESSION EFFORTS

Bellatrix has established itself as a premier operator in west central Alberta, continuously delivering top tier well results from its Spirit River development program through the first quarter of 2017, coupled with continued capital cost reductions which in combination delivered another extremely capital efficient quarter. All-in (drill, complete, equip and tie-in) estimated well costs in the first quarter of 2017 averaged $3.8 million, unchanged from average costs of $3.8 million achieved in 2016 despite modest upward pressure on select completion service costs in 2017. Bellatrix continues to supress costs and mitigate inflationary pressure on capital costs, given structural and sustainable improvements achieved within both drilling and completion practices.

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ENHANCED LIQUIDITY POSITION WITH BORROWING BASE INCREASED 20%

Subsequent to the end of the first quarter, Bellatrix amended and restated the terms of its syndicated revolving credit facilities (the “Credit Facilities”). Effective May 9, 2017, the total commitments under the Credit Facilities were set at $120 million, comprised of a $25 million operating facility provided by a Canadian bank and a $95 million syndicated facility provided by four financial institutions. Total commitments under the Credit Facilities were increased 20% relative to total commitments at year end 2016. The borrowing base increase provides enhanced liquidity relative to prior levels, while maintaining Bellatrix’s financial resources at a level that minimizes standby fees. The Company remains committed to continued fiscal prudence, and achieving near term growth objectives within current capital spending guidance levels.

Other than the $41.5 million outstanding as at March 31, 2017 on the Credit Facilities, the Company has no debt maturities until 2020 and 2021.

Subsequent to the end of the first quarter 2017, Bellatrix completed two separate transactions whereby it monetized its $15 million vendor take back loan receivable and divested its marketable securities for combined net proceeds of approximately $20 million. Bellatrix utilized proceeds from these two transactions to reduce the amount outstanding on its bank credit facilities to approximately $21 million as at April 30, 2017.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production volumes in the first quarter of 2017 averaged 34,750 boe/d (75% natural gas weighted), ahead of the Company’s previously set full year 2017 guidance. Production levels in the first quarter 2017 increased 9% relative to fourth quarter 2016 levels, reflecting strong results achieved from the first quarter capital program. The Company was able to proactively manage system wide interruptible and firm takeaway constraints through the utilization of its strategic infrastructure including the Alder Flats Plant.
•	Exploration and development capital expenditures were $44.0 million in the first quarter of 2017. Capital expenditures in the quarter were focused on drilling and completion activity with 13 gross (10.6 net) wells drilled and/or participated in during the quarter. Facilities related investment net of transfers was focused primarily on the Phase 2 expansion project of the Alder Flats Plant.
•	In the first quarter of 2017, Bellatrix drilled and/or participated in nine gross (7.8 net) Spirit River liquids rich natural gas wells, two gross (0.8 net) Ellerslie gas wells, and two gross (2.0 net) Cardium wells.
•	Compared to first quarter 2016 levels, Bellatrix reduced bank debt by $317.2 million. At March 31, 2017, Bellatrix reduced outstanding bank debt to $41.5 million and total net debt to $435.4 million representing year over year reductions of 88% and 39%, respectively. The total net debt was reduced as proceeds from several non-core asset dispositions, facilities monetization transactions and capital financings completed in 2016 was used to reduce outstanding bank indebtedness.
•	At March 31, 2017, Bellatrix had $58.5 million of undrawn capacity (approximately 59% undrawn) on its $100 million Credit Facilities excluding outstanding letters of credit of $12.9 million that reduce the amount otherwise available to be drawn on the facilities. Subsequent to quarter end, the Company entered into an amended and restated syndicated revolving credit facility agreement increasing the borrowing base of the Credit Facilities to $120 million providing enhanced liquidity compared with March 31, 2017 levels.
•	For the year ended March 31, 2017, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 1.81 times, well below the financial covenant of 3.5 times as permitted by the agreement governing the credit facilities.

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•	Total revenue increased by 20% to $66.0 million for the first quarter 2017, compared to $55.2 million realized in the first quarter 2016 mainly attributable to an increase in commodity prices for oil, NGLs and natural gas from the comparative periods.
•	The corporate royalty rate in the three months ended March 31, 2017 averaged 12% of sales (after transportation), compared to 7% in the first quarter of 2016. Higher average royalty rates over the comparative periods reflect higher commodity prices, and decreased gas cost allowance (“GCA”) credits associated with prior period facilities monetization transactions completed in 2016.
•	Production expenses in the first quarter 2017 averaged $9.37/boe. Production expenditures are expected to decline during 2017 and average approximately $9.00/boe during the year, as a result of cost suppression initiatives and increased production volumes which will reduce overall production expenditures on a per unit of production basis.
•	The corporate operating netback (including risk management) realized for the three months ended March 31, 2017 was $9.34/boe. Before risk management, the first quarter 2017 operating netback was $8.35/boe, an increase of 28% compared to the $6.50/boe netback realized in the first quarter 2016 reflecting improved realized commodity prices over the comparable periods.
•	Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended March 31, 2017 were $6.0 million ($1.93/boe), compared to $4.5 million ($1.29/boe) in the comparative 2016 period. Net G&A costs increased in the current period due to an increase in gross expenses related to workforce restructuring costs and a decrease in capital recoveries from partners as a result of an increase in Bellatrix’s average working interest in the operated wells drilled in the first quarter of 2017 compared with the prior period.
•	Funds flow from operations generated in the three months ended March 31, 2017 was $14.9 million ($0.06 per basic and $0.05 per diluted share), an increase of 16% from $12.9 million ($0.07 per basic and diluted share) in the first quarter of 2016. Cash flow from operating activities was $8.3 million in the first quarter 2017 ($0.03 per basic and diluted share) a decrease of 19% from $10.3 million ($0.05 per basic and diluted share) in the first quarter of 2016.
•	The net profit for the three months ended March 31, 2017 was $13.0 million compared to a net profit of $19.3 million for the three months ended March 31, 2016. The decrease in net profit period over period is due to a decrease in the unrealized foreign exchange gain, offset by an increase in the operating netbacks realized.
•	As at March 31, 2017, Bellatrix had approximately 173,595 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.
•	At March 31, 2017, Bellatrix had approximately $1.49 billion in tax pools available for deduction against future income.

OUTLOOK

Management’s acute focus on operational execution during the first quarter of 2017 resulted in production volume outperformance relative to previously set full year 2017 average guidance levels, enabling management to increase our full year guidance expectations as described below. The majority of our first half capital investment program was completed during the first three months of the year, as capital investment activities are customarily curtailed during the second quarter, given the seasonal spring break-up period. Average second quarter 2017 production levels are anticipated to commensurately meet the revised full year average guidance of 34,500 boe/d given strong well results and strong operational momentum achieved during the first quarter of 2017.

Our capital investment plans for 2017 remain unchanged; Bellatrix plans to expand its drilling efforts across our core west central Alberta acreage including expanded development of the Spirit River formation in the Willesden Green area, following on our success in the Ferrier area. With the completion of joint venture programs in 2016, Bellatrix has strategically reviewed its drilling program to optimize capital investment, forecast rates of return, and long term net asset value and reserve growth potential. Our current 2017 capital expenditure guidance anticipates drilling approximately 19 net wells during the year, of which approximately 10.6 wells were drilled during the first quarter of the year with one operated Cardium well currently uncompleted. Our focused capital investment program is supported by an active risk management program, and will continue to target the low cost and high return Spirit River liquids rich natural gas play which delivers strong rates of return.

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INCREASED 2017 PRODUCTION GUIDANCE WITH NO CHANGE TO CAPITAL EXPENDITURES GIVEN STRONG OPERATIONAL PERFORMANCE

Strong first quarter operational results and positive momentum into the second quarter provide visibility to meaningfully outperform prior forecast guidance expectation levels. To that end, Bellatrix is increasing its full year 2017 average production guidance expectation to 34,500 boe/d, an increase of 1,000 boe/d from prior guidance announced on January 5, 2017. Bellatrix has maintained its full year capital expenditure guidance at $105 million despite the increase in average production levels. Bellatrix remains committed to providing sustainable long term growth for shareholders including delivery of our 2017 capital program providing +/-15% forecast production growth.

	Revised 2017 Annual Guidance (May 10, 2017)	Previously Set 2017 Annual Guidance (January 5, 2017)
Production (boe/d)
2017 Average daily production	34,500	33,500
2017 Exit production	35,500	35,000
Average product mix
Natural gas (%)	76	76
Crude oil, condensate and NGLs (%)	24	24
Net capital expenditures ($ millions) (1)	$105	$105
Production expense ($/boe) (2)	$9.00	$9.00

(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix’s partners 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017.

(2) Production expenses before net processing revenue/fees

As the Company embarks on its three year strategic plan outlined in January of 2017, we remain committed to maximizing capital resources, maintaining a laser sharp focus on operational execution, and most importantly delivering on our promises. Bellatrix’s three foundational pillars provide the long term competitive advantages required to thrive in the current commodity price environment and deliver profitable growth in production, cash flow, and net asset value. I want to personally thank our employees for their unwavering efforts as we continue to deliver and achieve our business objectives. To our shareholders and stakeholders, we thank you for your long term support and look forward to providing continued updates throughout the year, including enhanced transparency of our operational and financial performance, and delivery of our long term strategy delivering enhanced shareholder value.

(“Brent A. Eshleman”)

Brent A. Eshleman, P.Eng.

President and CEO

May 9, 2017

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OPERATIONAL REVIEW

Sales Volumes

		Three months ended March 31,
		2017	2016
Crude oil and condensate	(bbl/d)	2,378	3,981
NGLs (excluding condensate)	(bbl/d)	6,253	6,577
Total crude oil, condensate, and NGLs	(bbl/d)	8,631	10,558
Natural gas	(mcf/d)	156,715	167,455
Total sales volumes (6:1 conversion)	(boe/d)	34,750	38,467

Sales volumes for the three months ended March 31, 2017 averaged 34,750 boe/d, a decrease of 10% from an average of 38,467 boe/d realized in the first quarter of 2016. The weighting towards crude oil, condensate and NGLs for the three months ended March 31, 2017 was 25%, compared to 27% in the first quarter of 2016. Total sales volumes between the three month periods ended March 31, 2016 and March 31, 2017 declined due to non-core dispositions completed in the fourth quarter of 2016 in the Pembina and Harmattan areas.

First quarter 2017 average production levels exceeded prior 2017 annual guidance (mid-point) of 33,500 boe/d and increased from the fourth quarter of 2016 by 9%. Utilization remained strong at the Bellatrix Alder Flats Plant in the first quarter of 2017, contributing to an average capacity utilization rate of 97% achieved in the first quarter 2017 and 96% over the trailing 21 month period.

DRILLING ACTIVITY

	Three months ended March 31, 2017			Three months ended March 31, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	9	7.8	100%	10	5.7	100%
Ellerslie	2	0.8	100%	-	-	-
Cardium	2	2.0	100%	-	-	-
Total	13	10.6	100%	10	5.7	100%

During the first quarter of 2017, Bellatrix drilled and/or participated in 9 gross (7.8 net) Spirit River liquids rich gas wells, two gross (2.0 net) Cardium wells and two gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells. The Company continues to focus capital investment in its low-cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices.

Capital Expenditures

During the three months ended March 31, 2017, Bellatrix invested $44.0 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $29.0 million in the same period in 2016.

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Capital Expenditures

	Three months ended March 31,
($000s)	2017	2016
Lease acquisitions and retention	2,473	953
Geological and geophysical	359	128
Drilling and completion costs	40,151	24,912
Facilities and equipment	995	3,025
Capital - exploration and development (1)	43,978	29,018
Facility to be transferred - cash	5,611	-
Capital - corporate assets (2)	216	31
Property acquisitions	-	3
Total capital expenditures - cash	49,805	29,052
Property dispositions - cash (3)	-	(125)
Total net capital expenditures - cash	49,805	28,927
Other - non-cash capital (4)	1,414	1,944
Total capital expenditures - net (5)	51,219	30,871

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Property dispositions - cash does not include transaction costs.

(4) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.

(5) The term “total capital expenditures – net” does not have standard meaning under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

Bellatrix focused its capital activity in the first quarter of 2017 on drilling and completion activity within the Spirit River formation, as well as facilities and equipment expenditures related to the construction of Phase 2 of the Alder Flats Plant. Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the second quarter 2018.

Subsequent to the first quarter of 2017, Bellatrix closed an agreement to complete the construction of, and transfer to a third party midstream company, certain production facilities and infrastructure in exchange for proceeds of $20 million. Capital expenditures of $5.6 million were incurred in the first quarter 2017 and will be transferred under the agreement to the third party midstream company in the second quarter of 2017. Under the terms of the arrangement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

Undeveloped Land

At March 31, 2017, Bellatrix had approximately 173,595 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Profit

	Three months ended March 31,
($000s, except per share amounts)	2017	2016
Cash flow from operating activities	8,258	10,333
Basic ($/share)	0.03	0.05
Diluted ($/share)	0.03	0.05
Funds flow from operations	14,891	12,876
Basic ($/share)	0.06	0.07
Diluted ($/share)	0.05	0.07
Net profit	13,049	19,347
Basic ($/share)	0.05	0.10
Diluted ($/share)	0.05	0.10

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Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix’s cash flow from operating activities for the three months ended March 31, 2017 decreased by 19% to $8.3 million ($0.03 per basic and diluted share) from $10.3 million ($0.05 per basic and diluted share) generated in the first quarter of 2016. Bellatrix generated funds flow from operations of $14.9 million ($0.06 per basic and $0.05 per diluted share) in the first quarter of 2017, an increase of 16% from $12.9 million ($0.07 per basic and diluted share) generated in the comparative 2016 period. Funds flow increased in the first quarter of 2017 compared to the same period in 2016 primarily from the increased realized commodity prices over the comparable period.

For the three months ended March 31, 2017, Bellatrix recognized net profit of $13.0 million ($0.05 per basic share and diluted share), compared to a net profit of $19.3 million ($0.10 per basic and diluted share) in the first quarter of 2016 due to a decrease in the unrealized foreign exchange gain in the first quarter of 2017, offset by an increase in the operating netbacks realized.

Operating Netback - Corporate

	Three months ended March 31,
($/boe)	2017	2016
Total revenue (1)	21.11	15.76
Production	(9.37)	(7.37)
Transportation	(1.03)	(0.92)
Royalties	(2.36)	(0.97)
Operating netback before risk management	8.35	6.50
Risk management gain (loss)	0.99	1.78
Operating netback after risk management	9.34	8.28

(1) Total revenue includes petroleum and natural gas sales and other income

The operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the first quarter of 2017 averaged $8.35/boe, an increase of 28% from the $6.50/boe realized during the same period in 2016 reflecting improved realized commodity prices over the comparable periods.

Total revenue increased by 20% to $66.0 million for the three months ended March 31, 2017, compared to $55.2 million realized in the first quarter of 2016. The increase in total revenue was mainly attributable to an increase in commodity prices for oil, NGLs and natural gas from the comparative periods. Total revenue from crude oil, condensate, and NGLs contributed 38% of total first quarter 2017 revenue before other income, royalties, and commodity price risk management contracts, compared to 40% in the three months ended March 31, 2016.

In the three months ended March 31, 2017, production expenses totaled $29.3 million ($9.37/boe), compared to $25.8 million ($7.37/boe) recorded in the same period of 2016. Production expenditures are expected to decline during 2017 and average $9.00/boe during the year, given cost suppression initiatives and increased production volumes which reduce overall production expenditures on a per unit of production basis.

For the three months ended March 31, 2017, Bellatrix incurred royalties of $7.4 million, compared to $3.4 million in the first quarter of 2016. Overall royalties as a percentage of revenue (after transportation costs) in the first quarter of 2017 were 12% compared to 7% in the comparative 2016 period. Higher average corporate royalty rates period over period include the impact from higher commodity prices as well as decreased GCA credits in the current period than in the first quarter of 2016 when the Company had credits associated with significant infrastructure and facilities investments.

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Commodity Prices

Average Commodity Prices

	Three months ended March 31,
	2017	2016	% Change

Exchange rate (CDN$/US$1.00)	1.3233	1.3723	(4)

Crude oil:
WTI (US$/bbl)	51.90	33.63	54
Canadian Light crude blend ($/bbl)	64.74	41.22	57
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	67.30	39.33	71
NGLs (excluding condensate)	18.18	10.35	76
Total crude oil and NGLs	31.71	21.28	49
Crude oil and condensate (including risk management (1))	31.74	39.07	(19)

Natural gas:
NYMEX (US$/MMBtu)	3.32	1.98	68
AECO daily index (CDN$/mcf)	2.69	1.83	47
AECO monthly index (CDN$/mcf)	2.94	2.11	39
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.87	1.99	44
Natural gas (including risk management (1))	3.09	2.41	28

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts

Global crude oil prices fluctuated during the first quarter 2017 as the Organization of the Petroleum Exporting Countries (“OPEC”) members worked to achieve production cuts and add stability to crude oil prices. Despite the collaborative efforts between OPEC and non-OPEC producing countries in stabilizing prices, WTI oil prices exhibited volatility, opening the year at US$53.72/bbl, reaching a low of US$47.00/bbl during the first quarter of 2017, before recovering to US$50.60/bbl at March 31, 2017. Robust global crude inventories and weekly increases in the United States oil directed drilling rig count are factors that tempered oil prices strengthening during the first quarter of 2017.

North American natural gas prices declined during February of 2017 as warmer than normal weather kept heating demand at lower than expected levels. United States natural gas storage inventories at March 31, 2017 were 427 Bcf below last year’s record high level, while declining United States production levels have added support to natural gas prices, rebounding from US$2.44/MMBtu in late February to close the first quarter at US$3.10/MMBtu. Total United States natural gas production continues to decline despite increased drilling activity. The combination of lower production, higher exports of liquefied natural gas (”LNG”) and increased gas supplies to Mexico improved supply/demand dynamics in the market. Overall, industry activity levels are causing a slower supply response given backwardation in the forward pricing market.

In the first quarter of 2017 Bellatrix realized an average price of $67.30/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 71% from the average price of $39.33/bbl received in the first quarter of 2016. By comparison, Canadian Light crude blend price increased by 57% and the average WTI crude oil benchmark price increased by 54% between the first quarters of 2017 and 2016. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -US$3.54/bbl for the quarter.

Bellatrix’s average realized price for NGLs (excluding condensate) increased by 76% to $18.18/bbl during the first quarter of 2017, compared to $10.35/bbl received in the comparable 2016 period. NGL pricing in Western Canada improved significantly through the fourth quarter of 2016 given stronger underlying light oil prices and improved individual market conditions for propane and butane products. Normal winter demand through the first quarter of 2017 kept North American propane demand firm, while exports materially reduced robust storage levels resulting in much stronger propane prices through the quarter. Butane prices closely track the trend in WTI pricing and thus exhibited similar volatility to oil prices during the first quarter of 2017. Butane prices improved in the first quarter of 2017 compared to the first quarter of 2016 and Bellatrix’s average realized NGL price reflected the improvement in butane prices by 75% year over year.

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Natural gas prices increased during the first quarter of 2017 given strong demand and lower United States production resulting in reduced storage levels. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the first quarter of 2017, the AECO daily reference price increased by 47% and the AECO monthly reference price increased by approximately 39% compared to the first quarter of 2016. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the first quarter of 2017 increased by 44% to $2.87/mcf compared to $1.99/mcf in the same period in 2016. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended March 31, 2017 averaged $3.09/mcf compared to $2.41/mcf in the comparative 2016 period. Bellatrix was active in the first quarter of 2017 increasing its 2017 risk management protection, with approximately 64% of 2017 gross natural gas volumes hedged at an average fixed price of approximately $3.36/mcf.

Debt

Bank Debt

At March 31, 2017, the Company had $41.5 million outstanding under its syndicated revolving Credit Facilities at a weighted average interest rate of 4.45%. As at March 31, 2017, the Company’s Credit Facilities were available on an extendible revolving term basis and consisted of a $100 million facility provided by nine financial institutions, subject to a borrowing base test. The maturity date of the Credit Facilities was October 1, 2017 as at March 31, 2017. Subsequent to March 31, 2017, Bellatrix entered into an amended and restated syndicated revolving credit facility agreement provided by four financial institutions increasing the borrowing base of the Credit Facilities to $120 million. Under the amended and restated terms, the Credit Facilities are available on an extendible revolving term basis and consists of a $25 million operated facility and a $95 million syndicated facility. Under the amended and restated terms, the Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed.  Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017.

At March 31, 2017, Bellatrix had approximately $58.5 million of available capacity based on outstanding bank debt as at such date of approximately $41.5 million (excluding letters of credit). The Credit Facilities include a single financial covenant being the Company’s Senior Debt to EBITDA ratio must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017 (“Senior Debt Covenant”). Under the amended and restated terms of the Credit Facilities, the maximum Senior Debt to EBITDA ratio has been reduced to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at March 31, 2017, the Senior Debt to EBITDA ratio was 1.81 times.

Senior Notes

At March 31, 2017, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Convertible Debentures

At March 31, 2017, the Company has outstanding $50 million principal amount of 6.75% convertible subordinated debentures (the “Convertible Debentures”) due on September 30, 2021 (the “Maturity Date”). Interest on the Convertible Debentures is payable semiannually in arrears on September 30 and March 31 of each year.

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Notes:

(1) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2017 was $67.7 million.

(2) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Company. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities. Senior Debt at March 31, 2017 was $122.6 million.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s first quarter results will be held on May 10, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts and will be archived on the website for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

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NON-GAAP MEASURES

Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

CAPITAL PERFORMANCE MEASURES

In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the terms “total net debt” and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current bank debt and long term bank debt. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

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FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, Bellatrix's intention to deliver 10% to 15% compound annual growth in production volumes over the next three years, the belief that Bellatrix has built a strong and sustainable business that provide the foundation for long term profitable growth, future drilling locations, the belief that the Company can benefit from a higher crude oil price environment through its Cardium position, the expectation that the majority of anticipated capital investment in 2017 will be in the Spirit River, the belief that the Company's acreage position provides a key long term competitive advantage for the Company, the belief that the Company's infrastructure ownership, operatorship and control will provide for operational flexibility and reliability to profitably process our production volumes and extract maximum value from each product stream, the expectation that historic investment in key strategic infrastructure and facilities may provide the processing capacity and capability to grow net Company production volumes beyond 60,000 boe/d with minimal future facility related capital, the expectation that Bellatrix will direct incremental capital directly to the drill bit in 2018 and beyond which may enhance corporate capital efficiency metrics, the expectation that the NGTL system may experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system, the belief that Bellatrix is well positioned to deliver volumes with minimal impacts during periods of system curtailments, the belief that previously negotiated additional FT capacity may facilitate increased growth volumes from Phase 2 of its Alder Flats Plant and provide additional strategic long term value for the Company, expectation of percentage of production hedged in 2017 and 2018, the expectation that Bellatrix’s hedging program will provide reduced commodity price volatility and greater assurance over future revenue and cash flows, the expectations for timing for drilling, completing and bringing on-stream of certain wells, the expectation to spend approximately half of the full year’s 2017 net capital expenditure budget of $105 million within the first six months of the year, full year average production expenditure guidance, the intent of the Company to remains focused on growing production, adding reserves, and increasing our inventory of development drilling locations, the expected capacity of Phase 2 of the Alder Flats Plant, the expectation that construction of Phase 2 of the Alder Flats Plant will be completed on time and on budget in the second quarter of 2018, expectation of timing of specific tasks required for construction and completion of Phase 2 of the Alder Flats Plant, expected net capital expenditures in 2017 and 2018 required to complete Phase 2 of the Alder Flats Plant, the expectation that completion of Phase 2 of the Alder Flats Plant may deliver a reduction in operating costs, Bellatrix's plans to expand its drilling efforts across our core west central Alberta acreage including expanded development of the Spirit River formation in the Willesden Green area, details of Bellatrix's current 2017 capital expenditure budget and the goals of such budget, guidance relating to 2017 average daily production and exit production (including the product mix) and the expectation that Bellatrix's business provide the long term competitive advantages required to thrive in the current commodity price environment and deliver profitable growth in production, cash flow, and net asset value, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 9, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

INITIAL RATES OF PRODUCTION

References in this press release to initial production rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.

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